June 16, 2015

ROBERT A. FREEDMAN	EMAIL RFREEDMAN@FENWICK.COM Direct Dial (650) 335-7292

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jeffrey P. Reidler, Assistant Director

Daniel Greenspan

Tara Keating Brooks

Keira Nakada

Joel Parker

Re:	Aeglea BioTherapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted May 6, 2015

CIK No. 0001636282

Ladies and Gentlemen:

On behalf of Aeglea BioTherapeutics, Inc. (the “Company”), we are transmitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (“Staff”) contained in the Staff’s letter dated June 3, 2015, with respect to the draft registration statement on Form S-1 (CIK No. 0001636282) (the “Draft Registration Statement”) that was confidentially submitted to the Commission on May 6, 2015. The Company’s registration statement on Form S-1 (the “Registration Statement”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comment is presented in bold italics. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter and hard copies of the Registration Statement that are marked to show changes from the Draft Registration Statement as originally submitted.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

June 16, 2015

Prospectus Summary

1.	Please clarify the meaning of any significant scientific or technical terms the first time they are used in your prospectus in order to ensure that lay readers will understand the disclosure. For example, please define each of the following at their first use:

•	arginine;

•	cysteine/cystine;

•	microbial;

•	methionine;

•	metabolite;

•	immunogenicity;

•	xenograft;

•	immunogenic;

•	moieties;

•	pharmacodynamic marker;

•	native manganese cofactor;

•	pegylation;

•	orphan drug designation; and

•	urea cycle disorders

In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 2, 3, 14, 18, 19, 21, 72 and 79 to include definitions of each of the terms in the list above and certain other terms at their first use or to remove such terms.

2.	We refer to your product pipeline table on pages 2 and 77. Please revise your product candidate pipeline table to add “solid tumors” in the therapeutic category for AEB1102. In addition, please revise your table to identify the target amino acid for AEB4104. The product pipeline table is intended to provide information about actual products. Unless a therapeutic category and a compound have been identified, the product appears too preliminary for inclusion in the table. Accordingly, please identify the target amino acid for AEB4104 in the table or alternately, eliminate this product candidate from the table.

In response to the Staff’s comment, the Company has revised the disclosure under the Therapeutic Category column for AEB1102 to include “solid tumors” and “hematological malignancies” with respect to oncology on pages 2 and 78. Furthermore, the Company has disclosed the target for AEB4104 in the pipeline tables on pages 2 and 78, and has revised the disclosure on pages 1, 4 and 86 to disclose the target amino acid and related IEM.

Risks Affecting Us, page 5

3.	Please expand your list of bullet point risks to include:

•	risks related to the novelty associated with your engineered human enzyme product candidates for your potential cancer indications, which could result in heightened regulatory scrutiny, delays in clinical development, or delays in your ability to achieve regulatory approval or commercialization of your product candidates; and

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 16, 2015

•	the availability of patients to enroll in your planned Phase 1/2 proof-of-concept clinical trial of AEB1102 for the treatment of Arginase I deficiency.

In response to the Staff’s comment, the Company has revised the disclosures on page 5 to include the bullet point risk factors the Staff noted.

Risk Factors, page 11

4.	We note that certain of your risk factors are substantially repetitive including:

•	the last risk factors on page 13 and 15;

•	the last risk factors on page 20 and 21;

•	the first full risk factor on page 25 and the first risk factor on page 11 and the last risk factor on page 25; and

•	the first full risk factor on page 30 and the second risk factor on page 32.

Please revise your disclosure in the above referenced examples to provide a single risk factor.

In response to the Staff’s comment, the Company has revised the disclosures in the risk factors entitled “We will need substantial additional funding. If we are unable to raise capital when needed, we would be compelled to delay, reduce or eliminate our product development programs or commercialization efforts.” (beginning on page 14) and “Clinical drug development involves a lengthy and expensive process with an uncertain outcome. We may experience delays in completing, or ultimately be unable to complete, the development and commercialization of any of our product candidates.” (beginning on page 16). The Company respectfully submits that the two risk factors address different concerns for the Company, and we have not combined them to provide a single risk factor. The first risk factor highlighted concerns regarding the Company’s need for additional funding throughout its development and the second relates to the risks inherent in the drug development process. The Company has revised each of the risk factors to eliminate disclosures that are repetitive. In the first risk factor, the Company has eliminated disclosures that relate to the drug development process, and in the second the Company has eliminated language that relates to the need for additional funding that may arise in the drug development process.

In response to the Staff’s comment, the Company has deleted the prior risk factor entitled “We currently have no marketing and sales force. If we are unable to establish effective sales or marketing capabilities or enter into agreements with third parties to sell or market our product candidates, we may not be able to effectively sell or market our product candidates, if approved, or generate product revenues.” and revised the risk factor entitled “We expect to expand our development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.” (beginning on page 22).

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 16, 2015

In response to the Staff’s comment, the Company has deleted the prior risk factor entitled “We have no experience conducting clinical trials which may cause a delay in any clinical program and in the obtaining of regulatory approvals.” and revised the risk factor entitled “Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.” (beginning on page 12). The Company respectfully submits that the risk factor entitled “We will rely on third parties to conduct our planned clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.” (beginning on page 26) presents a separate risk to the Company and has revised this risk factor.

Lastly, in response to the Staff’s comment, the Company has deleted the prior risk factor entitled “Failure to obtain marketing approval in international jurisdictions would prevent our product candidates from being marketed abroad.” and has revised the risk factor entitled “If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals in the United States or in foreign jurisdictions, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.” (beginning on page 30).

5.	We refer to your disclosure on page 125, “Choice of Forum.” Please add a risk factor describing the disadvantages to stockholders attendant to the exclusive forum provision contained in your proposed amended and restated certificate of incorporation.

In response to the Staff’s comment, the Company has added a risk factor on page 44 to describe the risks associated with this provision.

If we fail to comply with environmental, health and safety laws…, page 36

6.	Please state in this risk factor whether the company currently maintains insurance with sufficient coverage to protect against the liability risks discussed and whether, to your knowledge, this coverage is consistent with industry norms.

As noted on page 37, the Company does not maintain insurance for environmental liability or toxic tort claims but does maintain workers’ compensation insurance to cover costs that may be incurred by the Company in connection with any injuries that may result to our employees resulting from the use of hazardous materials. The Company believes its coverage is sufficient to protect against typical liability risks and is consistent with industry norms. In response to the Staff’s comment, the Company has revised the disclosures on page 37.

Valuation of Equity Instruments, page 69

7.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

The Company and the underwriters have not yet determined an estimated offering price range for this offering. Once a determination of the proposed price range has been made, the Company will provide the Staff with the estimated offering price range and an analysis explaining any difference between the recent valuations of our common stock leading up to the IPO and the estimated offering price.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 16, 2015

Business, page 71

8.	Please revise your Intellectual Property disclosure on page 85, to the extent not otherwise disclosed, to discuss any rights of your founding scientists in your intellectual property.

The Company respectfully advises the Staff that our founding scientists, Dr. George Georgiou and Dr. Everett Stone, do not retain any rights in our intellectual property.

Background on inborn errors of metabolism, page 73

9.	We note your illustration on the top on page 74. Please expand your disclosure to provide, through a legend or other explanatory narrative, a brief guide in layman’s terms to the images as they relate to Arginase I and the reduction in arginine levels in the urea cycle.

The Company has removed the illustration on page 75, which it believes is not material to an investor’s understanding of the Company’s product candidates.

AEB1102, page 77

10.	We note that an integral part of your development programs involves the precise identification of patients who are best suited for amino acid depletion therapy. Please advise us what, if any, regulatory approvals of concomitant genetic and biomarker diagnostic tests will be necessary in order to advance your product to commercialization. We may have further comments based on your response.

The Company respectfully advises the Staff that with respect to Arginase I deficiency, it does not expect to need regulatory approvals of concomitant tests because a diagnostic test for Arginase I deficiency already exists in the form of a widely adopted neonatal blood test that is a part of mandatory newborn screening in 49 states, and which is incorporated into routine care for diagnosis and treatment of patients with Arginase I deficiency. With respect to oncology, the Company submits that we expect that if it uses a biomarker-based test to identify and only enroll patients in clinical trials with tumors that express the biomarker, the FDA will require the development and regulatory approval of a companion diagnostic assay as a condition to approval of the product candidate. Companion diagnostic assays are subject to regulation by the FDA as medical devices and require separate regulatory approval prior to the use of such diagnostic assays with a therapeutic product candidate. Further, the Company has added disclosure on pages 83 and 85 to clarify these requirements.

11.	We refer to your first bullet point on page 78. Please revise your disclosure to explain how the development of AEB1102 in two indications provides you with a capital efficient product development strategy. In that regard, we note the planned indications for AEB1102 require separate clinical trials for different indications with separate INDs developed under potentially different regulatory pathways. In the alternative, please remove the statement.

In response to the Staff’s comment, the Company has removed the statement on page 78.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 16, 2015

AEB1102 clinical development in Arginase I deficiency, page 81

12.	Please explain the FDA’s preference for alternative endpoints in connection with your intended Phase 1/2 proof-of-concept trial and any concerns the FDA expressed about the appropriateness of your proposed endpoint(s).

A positive therapeutic effect that is clinically meaningful in the context of a given disease is known as “clinical benefit” and is generally required to demonstrate the efficacy of a product candidate. Pursuant to its statutory authority and accelerated approval regulations, the FDA may approve a biological product for a serious condition that fills an unmet medical need on the basis of an effect on a surrogate endpoint. A surrogate endpoint used for accelerated approval is a marker—a laboratory measurement, radiographic image, physical sign or other measure—that is thought to predict clinical benefit, but is not itself a measure of clinical benefit.

The FDA provided feedback to the Company during a November 2014 meeting indicating that the Company had not yet provided adequate justification that the surrogate endpoint proposed by the Company, normalization of blood arginine levels, would by itself predict clinical benefit for patients with Arginase I deficiency. Therefore, the FDA recommended that the Company study the symptoms of Arginase I deficiency, namely, neurocognitive effects, as the primary endpoint for any pivotal trials the Company might conduct to support a BLA under the full BLA approval process. As an alternative, the FDA agreed that the Company could use, under an accelerated approval approach, the normalization of blood arginine levels as a primary endpoint, but recommended that the Company also evaluate clinical endpoints. Assessing these clinical endpoints in addition to normalization of blood arginine levels would be used to create a scientific justification to present to the FDA that normalization of blood arginine levels is reasonably likely to predict clinical benefit for patients with Arginase I deficiency. We respectfully submit that, in combination with the clarifications to address comment 13 below, the disclosure appropriately describes the FDA feedback.

13.	We refer to your disclosure on the top of page 82. Please briefly explain the meaning and significance of the terms “clinically meaningful benefit” and “statistically significant” as they relate to your planned clinical trials.

In response to the Staff’s comment, the Company has revised the disclosure on page 83.

Clinical development plan for AEB1102 in oncology, page 83

14.	Please revise your disclosure to include the anticipated number of patients in your planned Phase 1 clinical trial.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 to indicate the number of patients in the planned Phase 1 clinical trial.

Intellectual Property, page 85

15.	We note your disclosure in this section regarding your patent portfolio. Please revise your disclosure on page 86 for your material patents and patent applications to include whether each of the patents or patent applications are owned or licensed (if licensed, please identify the licensor and the term of the license). Please also state whether you believe your owned or licensed patents will provide sufficient protection for your lead product candidates.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 16, 2015

In response to the Staff’s comment, the Company has revised the disclosures on page 87.

Licensing, page 86

16.	Please revise your disclosure for each agreement to include the duration and the aggregate amounts paid or received to date under each agreement which may include up-front, execution payments or license fees received or paid. In addition, please file each agreement as exhibits to your Form S-1 pursuant to Item 601 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 87 and 88. The Company has also filed the license agreements as Exhibit 10.13.

Sponsored Research Agreement, page 87

17.	Please revise your disclosure to discuss the material terms of the agreement including:

•	nature and scope of each party’s intellectual property rights in the sponsored research;

•	each parties’ rights and obligations;

•	duration and termination provisions;

•	material payment provisions, which may include up-front or execution payments;

In response to the Staff’s comment, the Company has revised the disclosure on page 88.

Manufacturing, page 88

18.	We refer to your disclosure regarding your third-party suppliers and manufacturers. We also note your last risk factor on page 26, citing your dependence on these third parties to manufacture your product candidates for nonclinical and for your future planned clinical testing. In that regard, please expand your disclosure to provide the material terms of each of your agreements with KBI Biopharma, Inc. and Lyophilization Services of New England Inc., including each party’s material rights and obligations, duration, minimum purchase obligations, termination provisions and any material payment provisions. In addition, please disclose whether you believe you have sufficient supplies of AEB1102 for your planned Phase 1 and Phase 1/2 studies. In accordance with Item 601 of Regulation S-K, please file each of the agreements as exhibits to your Form S-1. Alternatively, please provide an analysis as to why the company is not substantially dependent upon these agreements.

In response to the Staff’s comment, the Company has revised the disclosure on page 91. The Company respectfully advises the staff that neither agreement contains any minimum purchase obligations. The Company has also filed the agreement with KBI BioPharma, Inc. (“KBI”) as Exhibit 10.10. The Company respectfully advises the Staff that it is not substantially dependent on the agreement with Lyophilization Services of New England, Inc. (“LS”) and therefore it should not need to be filed

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 16, 2015

pursuant to Item 601 of Regulation S-K. Through March 31, 2015, the Company has only paid LS $190,299 for the manufacture of our product candidates and does not believe it would be difficult or costly to replace LS as a manufacturer.

19.	We refer to your disclosure in note 11 on page F-22. Please revise your prospectus to provide the material terms of your agreement with your contract research organization, including the identity of the contracting party, each party’s material rights and obligations, duration, termination provisions and any material payment provisions and/or stock issuances. In addition, please file the agreement as an exhibit in accordance with Item 601 of Regulation S-K.

The Company respectfully advises the Staff that the contract manufacturing organization described in note 11 on page F-22 is KBI. In response to the Staff’s comment, the Company has revised the disclosure on page 91. As noted in the response to comment #18, the Company has filed the agreement with KBI as Exhibit 10.10.

Consulting Agreement with Ann M. Lowe, M.D., page 116

Consulting Agreement with George Georgiou, Ph.D., page 116

20.	Please revise your prospectus to disclose whether Dr. Lowe or Dr. Georgiou entered into a nondisclosure and assignment of invention agreement.

In response to the Staff’s comment, the Company has revised the disclosures on page 120.

Assignment of Intellectual Property from George Georgiou, Ph.D., page 117

21.	Please revise your prospectus to disclose the nature and scope of the material assets purchased from GMA. In addition, please disclose the nature, rights and scope of the intellectual property acquired from GMA including a description of the material patents or patent applications. In addition, please file a copy of the Assignment of Intellectual Property as an exhibit in accordance with Item 601 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 121. The Company respectfully advises the Staff this it is not substantially dependent on the agreement with GMA since the terms of the agreement and all performance obligations under the agreement have been fulfilled. It therefore should not need to be filed pursuant to Item 601 of Regulation S-K.

Description of Capital Stock, page 121

22.	We note that all of the outstanding convertible preferred stock will automatically convert into common shares in the event that you receive gross proceeds in this offering of at least $70,000,000 with a per share price of at least $2.55. Please advise us of the material risks to investors, if any, should the preferred stock not automatically convert.

The Company respectfully advises the Staff that if the preferred stock does not convert into common stock at the time of this offering, then the Company and the underwriters will not pursue the offering. As a result, there is no risk to investors of having preferred stock still outstanding immediately following the offering.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 16, 2015

Other Comments

23.	Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

The Company has filed certain exhibits with the Registration Statement and intends to file all omitted exhibits as soon as practicable. The Company also acknowledges and understands that the Staff may have further comments upon the examination of these exhibits.

24.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

The Company acknowledges the Staff’s comment and advises the Staff that, while the Company does not currently intend to include any additional graphics in the Registration Statement, in the event it does so, it will provide the Staff with mock-ups of any pages that include any new graphics prior to their use.

25.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company will provide to the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

June 16, 2015

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7292 or, in my absence, Melissa Frayer at (206) 389-4542.

Sincerely,

/s/ Robert A. Freedman Robert A. Freedman

cc:	Via E-mail

David G. Lowe

Aeglea BioTherapeutics, Inc.

Effie Toshav, Esq.

Melissa V. Frayer, Esq.

Fenwick & West LLP

Bruce K. Dallas, Esq.

Davis Polk & Wardwell LLP